UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

H&E EQUIPMENT SERVICES, INC.

(Name of Subject Company (Issuer))

HR MERGER SUB INC.

a wholly owned subsidiary of

HERC HOLDINGS INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01

(Title of Class of Securities)

404030108

(CUSIP Number of Class of Securities)

S. Wade Sheek

HR Merger Sub Inc.

27500 Riverview Center Blvd.

Bonita Springs, Florida 34134

Telephone: (239) 301-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joshua Bonnie, Esq.

Jonathan Corsico, Esq.

Jonathan Ozner, Esq.

Katharine Thompson, Esq.

Benjamin Bodurian, Esq.

Simpson, Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

Telephone: (202) 636-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2025 (together with any amendments and supplements thereto, the “Schedule TO”), and is filed by Herc Holdings Inc., a Delaware corporation (“Herc”), and HR Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Herc (“Merger Sub”). The Schedule TO relates to the offer by Merger Sub to exchange for each outstanding share of common stock of H&E Equipment Services, Inc., a Delaware corporation (“H&E”), par value $0.01 per share (“H&E shares”), validly tendered and not validly withdrawn in the offer: $78.75 in cash and 0.1287 of a share of Herc common stock, par value $0.01 per share (which we refer to as “Herc common stock”), together with cash in lieu of any fractional H&E shares, in each case without interest and less any applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated March 19, 2025 (together with any amendments or supplements thereto, the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Herc has filed with the SEC a Registration Statement on Form S-4 dated March 19, 2025 (the “Registration Statement”), and Amendment No. 1 to the Registration Statement on Form S-4 dated April 18, 2025 (“Amendment No. 1”) relating to the offer and sale of Herc common stock to be issued to holders of H&E shares validly tendered and not validly withdrawn in the Offer. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of Amendment No. 1, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Herc or Merger Sub, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of February 19, 2025, by and among Herc, Merger Sub and H&E, a copy of which is attached as Annex A to the Registration Statement, is incorporated into the Schedule TO by reference.

Except as otherwise set forth in this Amendment, all information as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9.

Items 1 through 9 are hereby amended and supplemented as set forth in the Prospectus/Offer to Exchange, which is filed as Exhibit (a)(4) hereto

Item 10. Additional Information.

Item 10 is hereby supplemented and amended by adding the following:

(c) Summary Information. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary Financial Information—Summary Historical Financial Information and Other Data of Herc” and “Summary Financial Information—Summary Historical Financial Information and Other Data of H&E” are incorporated into the Schedule TO by reference to Amendment No. 1 filed on April 18, 2025.

Item 11. Additional Information.

(a), (c) The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into the Schedule TO by reference to Amendment No. 1 filed on April 18, 2025.

Item 12. Exhibits.

Item 12 is hereby supplemented and amended as follows:

Index No.

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

Index No.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(1)(E)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(1)(E) to Herc’s Schedule TO filed on March 19, 2025).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(5)(A)	Press Release issued by Herc Holdings Inc., dated as of February 18, 2025 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Herc on February 18, 2025)

(a)(5)(B)	Communication to Herc employees in connection with the acquisition of H&E Equipment Services, Inc. by Herc, dated as of February 18, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 18, 2025)

(a)(5)(C)	Communication to Analysts and Investors in connection with the acquisition of H&E Equipment Services, Inc. by Herc, dated as of February 18, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 18, 2025)

(a)(5)(D)	Joint Press Release issued by Herc Holdings Inc. and H&E Equipment Services, Inc., dated as of February 19, 2025 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Herc on February 19, 2025)

(a)(5)(E)	Communication to Herc employees in connection with the acquisition of H&E Equipment Services, Inc. by Herc, dated as of February 19, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 19, 2025)

(a)(5)(F)	Transcript of Investor Call held by Herc to discuss its proposal to acquire H&E Equipment Services, Inc., dated as of February 18, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 19, 2025)

(a)(5)(G)	Infographic describing the benefits of Herc’s acquisition of H&E Equipment Services, Inc., dated as of February 24, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 24, 2025)

(a)(5)(H)	Employee FAQ discussing the Herc and H&E transaction, dated as of February 24, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 24, 2025)

(a)(5)(I)	Communication to H&E employees in connection with the acquisition of H&E Equipment Services, Inc. by Herc, dated as of February 24, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 24, 2025)

(a)(5)(J)	Press release issued by Herc Holdings, Inc. dated April 16, 2025 (incorporated by reference to Exhibit (a)(5)(J) to Herc’s Schedule TO-T/A filed on April 16, 2025)

(b)(1)	Commitment Letter, dated February 19, 2025, by and between Crédit Agricole Corporate and Investment Bank and Herc Holdings Inc. (incorporated by reference to Exhibit 99.9 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(b)(2)	Amended and Restated Commitment Letter, dated March 11, 2025, by and among Crédit Agricole Corporate and Investment Bank, JPMorgan Chase Bank, N.A., Wells Fargo Bank, NA, Bank of Montreal, Capital One, National Association, MUFG Bank, Ltd., ING Capital LLC, PNC Bank, National Association, Sumitomo Mitsui Banking Corporation, The Toronto-Dominion Bank, New York Branch, Goldman Sachs Bank USA, Regions Capital Markets, a division of Regions Bank, Truist Securities, Inc., Truist Bank and KeyBank National Association (incorporated by reference to Exhibit 99.10 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(d)(1)	Agreement and Plan of Merger, dated February 19, 2025, by and among H&E Equipment Services, Inc., Herc Holdings Inc. and HR Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Herc Holdings Inc. on February 20, 2025).

(d)(2)	Confidentiality Agreement, dated January 24, 2025, by and between Herc Rentals Inc and H&E Equipment Services, Inc. (incorporated by reference to Exhibit 99.6 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(d)(3)	First Amendment to Confidentiality Agreement, dated February 12, 2025, by and between Herc Rentals Inc. and H&E Equipment Services, Inc. (incorporated by reference to Exhibit 99.7 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(d)(4)	Clean Team Confidentiality Agreement, dated February 13, 2025, by and between Herc Rentals Inc. and H&E Equipment Services, Inc. (incorporated by reference to Exhibit 99.8 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table (incorporated by reference to Exhibit 107 to Herc’s Schedule TO filed on March 19, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2025

HERC HOLDINGS INC.

By:
Name:	Lawrence H. Silber
Title:	President & Chief Executive Officer

HR MERGER SUB INC.

By:
Name:	W. Mark Humphrey
Title:	Vice President